Exhibit 99.1

New Sapiens Decision Automated Logic Extraction (ALE) Solution Reduces Legacy System Transformation Costs by 50%

The new AI-based solution extracts business logic from legacy systems into technology agnostic decision models, delivering a seamless digital transformation for insurers

Raleigh, N.C., September 19, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, launched today its new Artificial Intelligence (AI) based Sapiens Decision Automated Logic Extraction (ALE) solution. Sapiens Decision ALE introduces a groundbreaking approach for insurance carriers’ digital transformation. This is done by automatically extracting business logic from legacy systems at scale without disruption, reduced performance, or loss in functionality.

ALE is technology agnostic and enables seamless, accelerated transformation projects and legacy system upgrades. Legacy business logic is extracted and transformed through ALE to decision models for ongoing management in Sapiens Decision Manager where gaps, overlaps, and conflicts are automatically identified thereby reducing risk and rework. With robust governance and auditability, decision models are auto generated to code and available as a service for use across an organization’s applications. Carriers can now eliminate the inevitable accumulation of technical debt associated with trying to manage business logic in code.

“Top insurance carrier deployments have demonstrated operational and transformation benefits with cost savings of up to 50% of the total project cost,” said Jamie Yoder, President of Sapiens North America. “Sapiens Decision ALE enables seamless insurance digital transformation from legacy systems to any digital platform. The insurance industry is in for a big change.”

Sapiens ALE enables CIOs and their business partners to regain clarity and control of legacy business logic that’s been updated over the years, thereby establishing a single-point-of-truth. This provides business and IT users with a centralized business logic repository that ensures a new standard of consistency and accuracy across the organization.

Sapiens will be attending at the upcoming ITC Conference (Booth #2239) between September 20-22, at the Mandalay Bay in Las Vegas, and are available to discuss ALE.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

www.sapiens.com

About Sapiens Decision

Sapiens Decision, a division of Sapiens International Corporation, transforms how businesses are approaching change, by modernizing traditional business rules management. Sapiens Decision is used by major corporations in Banking, Insurance, Retail and Public Sector to implement process automation and drive digital transformation. For more information: sapiensdecision.com

Media Contact	Investors Contact

Shay Assaraf	Dina Vince
Chief of Marketing, Sapiens	Head of Investor Relations, Sapiens
+44 7548 369920	Dina.vince@sapiens.com
shay.assaraf@sapiens.com	dina.vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com